List of Subsidiaries of Nerium Biotechnology, Inc.	Exhibit 21.1

Subsidiary	Jurisdiction
Nerium SkinCare, Inc.	Texas
Nerium Biotechnology USA, LLC	Texas
NAD Products Mexico, S.A. de CV	Mexico
Agellum, LLC	Texas
Nerium Skincare Asia, Ltd	Hong Kong
Nerium Skincare Singapore Pte, Ltd	Singapore
Nerium Skincare Malaysia Sdn Bhd	Malaysia
Servicios Tecnicos Professionales de Mexico, S.C.	Mexico
Nerium Skincare Taiwan Corp.	China
Nerium Skincare Korea Co., Ltd.	Korea
Nerium Skincare Philippines, Inc.	Philippines
Phoenix Biotech, Ltd.	British Virgin Islands
Drogueria Salud Integral S. de R.L.	Honduras
Salud Integral, S.A. de CV	Honduras
Farmacia Salud Integral, S. de R.L.	Honduras
Salud Integral de El Salvador, LTDA de CV	El Salvador